CERTIFICATE OF DESIGNATION OF
SERIES 1 CONVERTIBLE PREFERRED STOCK
OF
IMMERSED INC.

Pursuant to authority conferred upon the Board of Directors (the "***Board***") by the certificate of incorporation of Immersed Inc. (the "***Corporation***"), a corporation organized and existing under the General Corporation Law of the State of Delaware (the "***DGCL***"), and pursuant to the provisions of Sections 141(f) and 151 of the DGCL, the Board adopted and approved resolutions to designate the number of shares to be included in a new series of preferred stock and the designation, rights, preferences and limitations of the shares of such new series, which resolution is as follows:

WHEREAS, the Amended and Restated Certificate of Incorporation of the Corporation authorizes the issuance of up to [6,966,196] shares of preferred stock, par value $0.00001 per share ("***Preferred Stock***"), of the Corporation in one or more series, and expressly authorizes the Board, subject to limitations prescribed by law, to provide, out of the unissued shares of Preferred Stock, for one or more series of Preferred Stock, and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series; and

WHEREAS, it is the desire of the Board to establish and fix the number of shares to be included in a new series of Preferred Stock and the designation, rights, preferences and limitations of the shares of such new series.

NOW, THEREFORE, BE IT RESOLVED, that the Board does hereby provide for the issue of a series of Preferred Stock and does hereby in this Certificate of Designation (the "***Certificate of Designation***") establish and fix and herein state and express the designation, rights, preferences, powers, restrictions and limitations of such series of Preferred Stock as follows:

1.   **Designation.** [6,966,196] shares of Preferred Stock shall be designated as "Series 1 Convertible Preferred Stock" (the "***Series 1 Preferred Stock***"). The rights, preferences, powers, restrictions and limitations of the Series 1 Preferred Stock shall be as set forth herein.

2.   **Rank.** With respect to distribution of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, all Shares of the Series 1 Preferred Stock shall rank senior to the Common Stock and any other class of securities that is specifically designated as junior to the Series 1 Preferred Stock (collectively, the "***Junior Securities***").

3.   **Dividends.** The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Certificate of Designation) the holders of the Series 1 Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series 1 Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series 1 Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series 1 Preferred Stock, in

each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series 1 Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Series 1 Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one (1) class or series of capital stock of the Corporation, the dividend payable to the holders of Series 1 Preferred Stock pursuant to this Section 3 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series 1 Preferred Stock dividend. The "*Series 1 Original Issue Price*" shall mean, with respect to the Series 1 Preferred Stock, $[4.43131] per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series 1 Preferred Stock.

4. **Liquidation.**

    4.1   Liquidation; Deemed Liquidation.

        (a)   Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation (collectively with a Deemed Liquidation, as defined below, a "*Liquidation*"), the holders of shares of Series 1 Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, before any payment shall be made to the holders of Junior Securities by reason of their ownership thereof, an amount per share in cash equal to the greater of (i) the Series 1 Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series 1 Preferred Stock been converted into Common Stock pursuant to Section 6 immediately prior to such Liquidation (the amount payable pursuant to this sentence is hereinafter referred to as the "*Liquidation Amount*"). In the event of such Liquidation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Series 1 Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation, the consideration not payable to the holders of shares of Preferred Stock pursuant to this Section 4.1, as the case may be, shall be distributed among the holders of Junior Securities, pro rata based on the number of shares held by each such holder.

        (b)   Deemed Liquidation. The occurrence of (i) a consolidation or merger with or into (whether or not the Corporation is the surviving corporation) another entity, or the sale of outstanding shares of capital stock of the Corporation, upon the consummation of which holders of outstanding shares of Common Stock (or other voting stock of the Corporation) shall hold less than 50% of the voting stock of the surviving or resulting entity, or (ii) the sale, assignment, transfer, conveyance or other disposition of all or substantially all of the properties or assets of the Corporation to another entity (any such event, a "*Deemed Liquidation*") shall be deemed a Liquidation for purposes of this Section 4. Upon the consummation of any such Deemed Liquidation, the holders of the Series 1 Preferred Stock shall, in consideration for cancellation of their Shares, be entitled to the same rights such holders are entitled to under Section 4.1(a) upon the occurrence of a Liquidation, including the right to receive the full payment from the Corporation of the Liquidation Amount payable with respect to the Series 1 Preferred Stock under Section 4.1(a) hereof. The Corporation shall not have the power to effect a Deemed Liquidation referred to in clause (i) of the first sentence of this Section 4.1(b) unless the agreement or plan of merger or consolidation for such transaction (the "*Merger Agreement*") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation shall be allocated to the holders of capital stock of the Corporation in accordance with Section 4.1(a). In the event of a Deemed Liquidation pursuant to clause (i) of the first sentence of this Section 4(b), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "*Additional Consideration*"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "*Initial Consideration*") shall be allocated among the holders of capital stock of the Corporation in accordance with Section 4.1(a) as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Section 4.1(a) after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 4.1(b), consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation shall be deemed to be Additional Consideration. Notwithstanding the foregoing, nothing in this Section 4.1(b) shall limit in any respect the right of any holder of Series 1 Preferred Stock to elect the benefits of this Section 4 in connection with any Liquidation.

4.2   Insufficient Assets. If upon any Liquidation the remaining assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of the shares of Series 1 Preferred Stock the full preferential amount to which they are entitled under Section 4.1, (a) the holders of Series 1 Preferred Stock shall share ratably in any distribution of the remaining assets and funds of the Corporation in proportion to the respective full Liquidation Amounts which would otherwise be payable in respect of the Series 1 Preferred Stock in the aggregate upon such Liquidation if all amounts payable on or with respect to such Shares were paid in full, and (b) the Corporation shall not make or agree to make any payments to the holders of Junior Securities.

4.3   Notice. In the event of any Liquidation, the Corporation shall, within ten (10) days of the date the Board approves such action, or no later than twenty (20) days of any stockholders' meeting called to approve such action, or within twenty (20) days of the commencement of any involuntary proceeding, whichever is earlier, give each holder of shares of Series 1 Preferred Stock written notice of the proposed action. Such written notice shall describe the material terms and conditions of such proposed action, including a description of the stock, cash and property to be received by the holders upon consummation of the proposed action and the date of delivery thereof. If any material change in the facts set forth in the initial notice shall occur, the Corporation shall promptly give written notice to each holder of such material change.

5.   **Voting.**

5.1   Voting Generally. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series 1 Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series 1 Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Certificate of Designation, holders of Series 1 Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

5.2   Series 1 Preferred Stock Protective Provisions. At any time when at least 1,000,000 shares of Series 1 Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series 1 Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, do any of the following without (in addition to any other vote required by law, the Certificate of Incorporation of the Corporation or this Certificate of Designation) the written consent or affirmative vote of the holders of at least a majority of the outstanding shares of Series 1 Preferred Stock (the "***Requisite Holders***") given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect.

(a)   liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Liquidation, or consent to any of the foregoing, unless the aggregate consideration payable to the Corporation and/or its stockholders is at least $140,000,000;

(b)   amend, alter or repeal any provision of this Certificate of Designation, the Certificate of Incorporation of the Corporation or the Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Series 1 Preferred Stock;

(c)   (i) create, or authorize the creation of, or issue or obligate itself to issue shares of, or reclassify, any capital stock unless the same ranks junior to the Series 1 Preferred Stock with respect to its rights, preferences and privileges, or (ii) increase the authorized number of shares of Series 1 Preferred Stock or any additional class or series of capital stock of the Corporation unless the same ranks junior to the Series 1 Preferred Stock with respect to its rights, preferences and privileges;

(d)   purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Series 1 Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at no greater than the original purchase price thereof, and (iv) redemptions, dividends or distributions made in proportion to each stockholders' percentage ownership in the Corporation (on an as-converted to Common Stock basis) where the stockholders of the Corporation receive at least $140,000,000 in the aggregate; or

(e)   create, adopt, amend, terminate or repeal any equity (or equity-linked) compensation plan, if it results in an aggregate increase in the number of shares of Common Stock reserved under all equity (or equity-linked) compensation plans of (i) greater than 20% of the outstanding shares of capital stock of the Corporation as of the date of this Certificate of Designation (as determined on a fully-diluted basis, including any shares of capital stock issuable upon the exercise of any outstanding options or warrants and any shares reserved for issuance under the Corporation's equity (or equity-linked) compensation plans) prior to April 1, 2022, or (ii) on any date on or after April 1, 2022, for the preceding 12-month period, greater than 15% of the outstanding shares of capital stock of the Corporation as of the first day of such 12-month period (as determined on a fully-diluted basis, including any shares of capital stock issuable upon the exercise of any outstanding options or warrants and any shares reserved for issuance under the Corporation's equity (or equity-linked) compensation plans).

6.   Conversion.

6.1   <u>Right to Convert; Automatic Conversion.</u>

(a)   Right to Convert. Subject to the provisions of this Section 6, at any time and from time to time, any holder of Series 1 Preferred Stock shall have the right by written election to the Corporation to convert all or any portion of the outstanding shares of Series 1 Preferred Stock held by such holder into shares of Common Stock on a one-to-one basis (subject to equitable adjustments for any stock splits, recapitalizations, reclassifications or the like with respect to the Common Stock or Preferred Stock of the Corporation).

6.2   Procedures for Conversion; Effect of Conversion.

(a)   Procedures for Holder Conversion. In order to effectuate a conversion of shares of Series 1 Preferred Stock pursuant to Section 6.1(a), a holder shall (i) submit a written election to the Corporation that such holder elects to convert shares, the number of shares elected to be converted, and (i) surrender, along with such written election, to the Corporation the certificate or certificates representing the shares being converted, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto) or, in the event the certificate or certificates are lost, stolen or missing, accompanied by an affidavit of loss executed by the holder. The conversion of such shares hereunder shall be deemed effective as of the date of surrender of such Series 1 Preferred Stock certificate or certificates or delivery of such affidavit of loss. All shares of capital stock issued hereunder by the Corporation shall be duly and validly issued, fully paid and nonassessable, free and clear of all taxes, liens, charges and encumbrances with respect to the issuance thereof.

(b)   Effect of Conversion. All shares of Series 1 Preferred Stock converted as provided in Section 6.1 shall no longer be deemed outstanding as of the effective time of the applicable conversion and all rights with respect to such shares shall immediately cease and terminate as of such time, other than the right of the holder to receive shares of Common Stock in exchange therefor.

6.3   Reservation of Stock. The Corporation shall at all times when any Shares of Series 1 Preferred Stock is outstanding reserve and keep available out of its authorized but unissued shares of capital stock, solely for the purpose of issuance upon the conversion of the Series 1 Preferred Stock, such number of shares of Common Stock issuable upon the conversion of all outstanding Series 1 Preferred Stock pursuant to this Section 6. The Corporation shall take all such actions as may be necessary to assure that all such shares of Common Stock may be so issued without violation of any applicable law or governmental regulation or any requirements of any domestic securities exchange upon which shares of Common Stock may be listed (except for official notice of issuance which shall be immediately delivered by the Corporation upon each such issuance). The Corporation shall not close its books against the transfer of any of its capital stock in any manner which would prevent the timely conversion of the Shares of Series 1 Preferred Stock.

6.4   No Charge or Payment. The issuance of certificates for shares of Common Stock upon conversion of Shares of Series 1 Preferred Stock pursuant to Section 6.1 shall be made without payment of additional consideration by, or other charge, cost or tax to, the holder in respect thereof.

7.   **Reissuance of Series 1 Preferred Stock.** Any shares of Series 1 Preferred Stock redeemed, converted or otherwise acquired by the Corporation or any subsidiary shall be cancelled and retired as authorized and issued shares of capital stock of the Corporation and no such Shares shall thereafter be reissued, sold or transferred.

8.   **Amendment and Waiver.** No provision of this Certificate of Designation may be amended, modified or waived except by an instrument in writing executed by the Corporation and the Requisite

Holders, and any such written amendment, modification or waiver will be binding upon the Corporation and each holder of Series 1 Preferred Stock.

* * *

IN WITNESS WHEREOF, this Certificate of Designation is executed on behalf of the Corporation by its Chief Executive Officer this _____ ____, 2021.

IMMERSED INC.

By: _____
Name: Ranjit Bijoy
Title: Chief Executive Officer